August 16, 2010

By EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attention:	Mr. Jim Rosenberg,
Senior Assistant Chief Accountant

Re:	Principal Financial Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2010
File No. 001-16725

Dear Mr. Rosenberg:

This letter supplements the response of Principal Financial Group, Inc. to the comments of the
Division of Corporation Finance of the Securities and Exchange Commission contained in your letter dated June 29, 2010, concerning the company’s annual report on Form 10-K and quarterly report on Form 10-Q, both referenced above. Our response was dated and filed via EDGAR on
August 13, 2010, and inadvertently failed to include the following language.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure contained in our periodic reports filed pursuant to the Securities Exchange Act of 1934, and that your comments or our changes to disclosure in response to your comments do not foreclose the
Commission from taking any action with respect to our reports. Further, we acknowledge that we may not assert your comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Terrance J. Lillis

Terrance J. Lillis
Senior Vice President and
Chief Financial Officer
(515) 247-4885

cc:	Vanessa Robertson (Securities and Exchange Commission)
Mary Mast (Securities and Exchange Commission)